Exhibit 10.1
August 19, 2009
Jaime Cohen-Szulc
Dear Jaime:
I am delighted to confirm our offer of employment to join Levi Strauss & Co. (LS&Co.) as Senior Vice President and Chief Marketing Officer — Levi’s® reporting to me. Your start date is anticipated to be August 31, 2009. The details of our offer are as follows:
Work Location
•	Your work location will be San Francisco, CA. However, as part of your induction period, your work location will be Miami Beach, FL for the first three months of your employment.
Salary
•	Your starting salary will be $11,057.70 per week (approximately $575,000 per year). The position is assigned to the Executive Band in the company’s compensation program.
Annual Incentive Plan
•	Your participation in the Annual Incentive Program (AIP) is 65% of your base salary, with a 2009 target value of $373,750. Your award opportunity under this plan is up to 200% of target value as determined by your individual performance and the performance of the company. AIP payouts are prorated based on date of hire. This payment will be made in the first quarter of 2010. A detailed explanation of the program is included with this letter.
Long Term Incentive — Stock Appreciation Rights
•	You will participate in the Company’s Senior Executive Equity Incentive Plan. You will receive Stock Appreciation Rights (SARs) totalling 43,000 units in February 2010 pending Board of Directors approval of the strike price for your grant. This includes one-half of a standard grant pro-rated for 2009, and one and one-half of a standard grant for 2010. Further details regarding your grant will be provided along with your SARs Grant Notice in February 2010.
Signing Bonus
•	You will receive a one-time signing bonus of $150,000 (gross), payable within 30 days of your start date.

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•	This signing bonus is offered in anticipation of the contributions you will make to our business over time. In the event that you resign before completing one year (12-months) of employment, or you are terminated for cause before one year (12-months) of employment, you will be required to repay the prorated, remaining balance of your signing bonus. Any such repayment may be deducted in whole or in part from any final payments due to you.

•	Enclosed you will find a Signing Bonus Acknowledgment and Payback Agreement. Please sign and return the Payback Agreement.
Benefits
•	Our offer also includes participation in our flexible benefits program. There are a number of benefit options available to you in the areas of health care and life insurance, as well as our long term savings programs which provide important tax advantages for your savings.

•	You are eligible to participate in the executive perquisite programs associated with a position at your level. The total benefit of these programs, including parking and the perquisite cash allowance, is approximately $19,374. The value of the perquisite cash allowance is $15,000 per year, paid out to you in two installments each year. The first payment is in January and the second is in June.

•	We will make an exception and you will accrue four weeks of TOPP (Time Off with Pay Program) during your first year of employment.
Relocation
You are eligible for Relocation Benefits Level A inclusive but not limited to the following (see policy for complete listing of benefits):
•	You are eligible for relocation benefits to facilitate the move to the San Francisco area. You will receive detailed information from Veronica Harris, Relocation Manager, who will be available to assist you with your relocation.

•	We will extend the eligibility timeframe to 12 months from your start date to allow for the purchase of a new residence in the San Francisco area.

•	Per policy, you will be eligible for temporary living assistance. As an exception, we have extended this to a maximum of 6 months. We will connect you with our local resources to expedite this effort.

•	If you purchase a home, you will be eligible for a one-time COLA payment per policy of $50,000 (gross) based on market differences. The payment would be made at the time of home purchase in the San Francisco area.

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•	If you purchase a home, you will also be eligible for a loan subsidy up to a maximum of $30,000 to cover interest payments.

•	We will cover the expenses for up to 27 round trip airline tickets between Miami Beach and San Francisco for you and/or your spouse/children to use while they are still residing in Miami Beach. This benefit, however, will expire when your family moves to the SF Bay Area. The costs should be expensed as incurred through the Company travel and expense management practice. You may be responsible for any taxes on this benefit, as applicable.

•	We will provide you with three company-paid home leave trips (one trip per year for the first three years of your employment) to Brazil for you and your spouse/children. After the first 3 years, you will not be eligible for company paid home leave benefits. The costs for airfare, hotel, and a rental car will be covered and should be expensed as incurred through the Company travel and expense management practice. You may be responsible for any taxes on this benefit, as applicable.
The above describes some of the terms of LS&Co.’s compensation and benefit programs, which may be updated periodically. The official documents govern in all cases. Questions about your compensation, benefits or other Human Resources related issues may be directed to Cathy Unruh, Sr. Vice President, Human Resources, at (415) 501-6588.
Worldwide Code of Business Conduct
•	You will be provided you with a copy of the Worldwide Code of Business Conduct (“WCOBC”). The WCOBC sets out basic principles to guide all employees of the company with how LS&Co. conducts business while at the same time provides helpful guideposts for behavior while on the job. You will find enclosed with this letter a copy of the Statement of Commitment which each employee is required to sign agreeing to abide by the principles set forth in the WCOBC. Compliance with the WCOBC is a fundamental condition of employment. Please bring the form on your first day. If you should have any questions, please let me know before your start date.
Other
•	You will need to provide evidence that you are legally authorized to work in the United States. Please refer to the attached sheet for the type of evidence required according to the government’s I-9 regulations. Your employment is specifically conditioned upon your providing this information within 72 hours of your start date.

•	LS&Co. expects your association with the company will be mutually beneficial. Nonetheless, LS&Co. is an “at-will employer,” which means you or LS&Co. can terminate your employment at LS&Co. at any time with or without cause, and with or without notice.

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Jaime, we are very excited about you joining the company. We are confident that you will make a valuable contribution to LS&Co.’s business.
Sincerely,

/s/ John Anderson
John Anderson
President and Chief Executive Officer

CC:	Cathy Unruh, Sr. Vice President, Human Resources

Attachments:	I-9 Requirements Signing Bonus Acknowledgment Code of Conduct Annual Incentive Plan Relocation Summary

/s/ Jaime Cohen-Szulc	August 20, 2009

Signed: Jaime Cohen-Szulc	Date